Certification pursuant to 18 U.S.C. section 1350, as adopted, to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Quarterly Report for the quarterly period ended June 30, 2002 (the Report) by Eiger Technology, Inc. (the Company), the undersigned as the President of the Company and the CFO of the Company, hereby certifies pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly present, in all material respects, the financial condition and results of operations of the Company.

/s/ Gerry Racicot
Gerry Racicot, President and Director

/s/ Keith Attoe
Keith Attoe, CFO and Director